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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Fischer Imaging Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  337719108

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Mr. Arnold Snider c/o Deerfield Management,
                450 Lexington Avenue, Suite 1930,
            New York, New York 10017, (212) 551-1600

     (Date of Event which Requires Filing of this Statement)

                        December 31, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 337719108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Capital, L.P.  #13-3745117

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,192,600

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,192,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,192,600

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         14.77%

14. Type of Reporting Person

         PN

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CUSIP No. 337719108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         1,192,600

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         1,192,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,192,600

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         14.77%

14. Type of Reporting Person

         PN

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CUSIP No. 337719108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield Management Company #13-3738772

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         482,400

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         482,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         482,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         5.97%

14. Type of Reporting Person

         PN

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CUSIP No. 337719108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Deerfield International Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         482,400

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         482,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         482,400

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         5.97%

14. Type of Reporting Person

         CO

CUSIP No. 337719108

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. Identification No. of Above Person

         Arnold H. Snider  ####-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         1,675,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         1,675,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,675,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         20.74%

14. Type of Reporting Person

         IN


Item 1.  Security and Issuer

         This statement relates to shares of common stock (the
         "Common Stock") of Fischer Imaging Corp. (the
         "Company"). The Company's principal executive office is located at 12300 North Grant Street, Denver, Colorado
         80241-3000.

Item 2.  Identity and Background

         This statement is being filed on behalf of Deerfield Capital, L.P. ("Deerfield Capital"), a Delaware limited partnership, Deerfield Partners, L.P., a Delaware Limited Partnership ("Deerfield Partners"), Deerfield Management Company ("Deerfield Management"), a New York limited partnership, Deerfield International Limited, a British Virgin Islands Company ("Deerfield International") and Arnold H. Snider (together referred to as the "Reporting Persons"). The principal business of each of the Reporting Persons is to act as an investment adviser; the principal office of each of the Reporting Persons, except for Deerfield International, is at 450 Lexington Avenue, Suite 1930, New York, NY 10017. The principal office for Deerfield International is c/o Hemisphere Management (B.V.I.) Limited, Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands. Deerfield Capital is the general partner of Deerfield Partners, L.P. and Deerfield Management is the investment manager of Deerfield International Limited (together referred to as the "Funds").

         Arnold H. Snider is the sole shareholder, president and director of Snider Capital Corp., a Delaware corporation which serves as the general partner of Deerfield Capital. Mr. Snider is also the sole shareholder, president and director of Snider Management Corporation, a Delaware corporation which serves as the general partner of Deerfield Management.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding


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         (excluding traffic violations or similar misdemeanors).
         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Snider is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Persons
         beneficially own, in the aggregate, 1,675,000 shares of the Company's Common Stock. All shares of Common Stock are held by the Funds. The shares of Common Stock were purchased in open market transactions at an aggregate
         cost of $[         ].  The funds for the purchase of the
         Common Stock held by the Funds came from each entity's own funds or from margin loans entered into in the ordinary course of business.

Item 4.  Purpose of Transactions.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 1,675,000 shares of the Company's Common Stock. Based on information received from the Company, we believe there to be 8,074,867 shares of the Company's Common Stock outstanding as of October 1, 2000. Therefore, the Reporting Persons beneficially own an aggregate of 20.74% of the Company's outstanding shares of Common Stock. Deerfield Capital beneficially owns 1,192,600 shares of Common Stock, equal to 14.77% of the Company's outstanding shares of Common Stock. Deerfield Management beneficially owns 482,400 shares of Common Stock, equal to 5.97% of the Company's outstanding shares of Common Stock. Deerfield Capital and Deerfield Management have the power to vote, direct the vote,


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

         dispose of or direct the disposition of all the shares of the Company's Common Stock that they each respectively currently beneficially own. Mr. Snider has shared power to vote, direct the vote, dispose of or direct the disposition of all of the Company's Common Stock that is beneficially owned by each of the other Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         The Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits.

         N/A

Signature.

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


DEERFIELD CAPITAL, L.P.


By: Snider Capital Corp.,
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President


DEERFIELD PARTNERS, L.P.

By: Deerfield Capital, L.P.

By: Snider Capital, L.P.
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President



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DEERFIELD MANAGEMENT COMPANY

By: Snider Management Company,
    General Partner

By: /s/ Arnold H. Snider


    ___________________________
    Arnold H. Snider, President



DEERFIELD INTERNATIONAL LIMITED

By: Deerfield Management Company

By: Snyder Management Company,
    General Partner

By: /s/ Arnold H. Snider

    ___________________________
    Arnold H. Snider, President


ARNOLD H. SNIDER


    /s/  Arnold H. Snider
    ___________________________


February 14, 2001


















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